UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41085

FRONTIER NUCLEAR AND MINERALS INC.
(Translation of registrant's name into English)

360 Main St., 30th Floor
Winnipeg, Manitoba R3C 4G1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

Change of Board of Directors and Committee Composition

On July 20, 2026, Frontier Nuclear and Minerals Inc. (the "Company") issued a press release announcing the appointment of new members to its Board of Directors as described below. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

On July 20, 2026, the Company announced the appointment of Joshua Girnun and Donal Carroll to its Board of Directors (the "Board'). The Company also reconstituted the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee of the Board in connection with the appointments.

Effective immediately following their appointments:

• Donal Carroll was appointed Chair of the Audit Committee and a member of the Audit Committee.

• Joshua Girnun was appointed a member of the Audit Committee.

• The Audit Committee now consists of Donal Carroll (Chair), Joshua Girnun and Peretz Schapiro.

• The Nominating and Corporate Governance Committee now consists of Jack Wortzman (Chair), Nachum Labkowski and Peretz Schapiro.

• The Compensation Committee now consists of Nachum Labkowski (Chair), Shlomo Kievman and Peretz Schapiro.

Mr. Carroll is Chief Financial Officer of Quantum BioPharma Ltd. and has more than 20 years of experience in corporate finance, accounting and public company governance. The Board has reviewed the qualifications of Mr. Carroll and, based on such review, has affirmatively determined that Mr. Carroll meets the independence requirements set forth in the Nasdaq Listing Rule 5605(a)(2). The Board has also determined that Mr. Carroll qualifies as an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and possesses the financial sophistication required under Nasdaq Listing Rule 5605(c)(2)(A).

Mr. Girnun is Co-Founder and Managing Partner of Ridge Metals Group and has extensive experience in metals and mining investments, capital markets and geosciences. The Board has reviewed the qualifications of Mr. Girnun and, based on such review, has affirmatively determined that Mr. Girnun meets the independence requirements set forth in the Nasdaq Listing Rule 5605(a)(2).

There is no arrangement or understanding between Mr. Girnun and Mr. Carroll and any other person pursuant to which they were selected as a director of the Company, and there is no family relationship among Mr. Girnun and Mr. Carroll and any of the Company's other directors or executive officers. Since the beginning of the Company's last fiscal year, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Mr. Girnun or Mr. Carroll had or will have a direct or indirect material interest that would be required to be reported under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTIER NUCLEAR AND MINERALS INC.
(Registrant)

Date: July 20, 2026	By	/s/ Kyle Nazareth
Kyle Nazareth
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated July 20, 2026 - Frontier Nuclear and Minerals Announces Board Renewal and Appointment of New Directors Ahead of Annual Meeting